GRUPO CARSO, S.A.B. DE C.V.

February 27, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fif
Washir
U.S.A.



07021476

SUPPL

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of December 31,2006 and 2005 for GRUPO CARSO, S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

PROCESSED

MAR 0 7 2007

THOMSON
FINANCIAL

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

GRUPO CARSO, S.A. DE C.V.

QUARTER: 4   YEAR: 2006

BALANCE SHEETS

AT DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	90,573,191	100	86,832,151	100
s02	CURRENT ASSETS	46,970,029	52	43,136,225	50
s03	CASH AND SHORT-TERM INVESTMENTS	10,182,321	11	8,918,798	10
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,656,968	19	15,926,458	18
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	680,264	1	1,398,003	2
s06	INVENTORIES	17,613,562	19	16,062,955	18
s07	OTHER CURRENT ASSETS	836,914	1	830,011	1
s08	LONG-TERM	5,082,876	6	4,669,516	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	44,528	0	132,781	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,127,252	5	3,862,311	4
s11	OTHER INVESTMENTS	911,096	1	674,424	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	37,758,752	42	38,332,410	44
s13	LAND AND BUILDINGS	33,003,042	36	31,898,303	37
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	34,964,961	39	35,631,006	41
s15	OTHER EQUIPMENT	6,025,136	7	6,038,544	7
s16	ACCUMULATED DEPRECIATION	37,551,734	41	36,523,967	42
s17	CONSTRUCTION IN PROGRESS	1,317,347	1	1,288,524	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	186,622	0	187,731	0
s19	OTHER ASSETS	574,912	1	506,269	1
s20	TOTAL LIABILITIES	43,942,716	100	38,632,353	100
s21	CURRENT LIABILITIES	24,134,911	55	16,260,097	42
s22	SUPPLIERS	6,070,453	14	6,880,376	18
s23	BANK LOANS	6,833,046	16	645,652	2
s24	STOCK MARKET LOANS	800,000	2	624,300	2
s25	TAXES PAYABLE	3,528,845	8	2,014,779	5
s26	OTHER CURRENT LIABILITIES	6,902,567	16	6,094,990	16
s27	LONG-TERM LIABILITIES	11,820,869	27	14,132,416	37
s28	BANK LOANS	9,511,441	22	10,888,522	28
s29	STOCK MARKET LOANS	2,250,000	5	3,173,525	8
s30	OTHER LOANS	59,428	0	70,369	0
s31	DEFERRED LIABILITIES	44	0	165	0
s32	OTHER NON CURRENT LIABILITIES	7,986,892	18	8,239,675	21
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	46,630,475	100	48,199,798	100
s34	MINORITY INTEREST	7,856,855	17	9,342,396	19
s35	MAJORITY INTEREST	38,773,620	83	38,857,402	81
s36	CONTRIBUTED CAPITAL	8,468,954	18	8,479,234	18
s79	CAPITAL STOCK	6,372,211	14	6,382,491	13
s39	PREMIUM ON ISSUANCE OF SHARES	2,096,743	4	2,096,743	4
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	30,304,666	65	30,378,168	63
s42	RETAINED EARNINGS AND CAPITAL RESERVES	71,330,850	153	71,240,007	148
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(41,026,184)	(88)	(40,861,839)	(85)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 4   YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	10,182,321	100	8,918,798	100
s46	CASH	1,002,276	10	1,198,547	13
s47	SHORT-TERM INVESTMENTS	9,180,045	90	7,720,251	87
s07	OTHER CURRENT ASSETS	836,914	100	830,011	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	659,053	79	589,086	71
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	177,861	21	240,925	29
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	186,622	100	187,731	100
s48	DEFERRED EXPENSES (NET)	104,992	56	105,350	56
s49	GOODWILL	76,907	41	76,907	41
s51	OTHER	4,723	3	5,474	3
s19	OTHER ASSETS	574,912	100	506,269	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	473,399	82	429,725	85
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	101,513	18	76,544	15
s21	CURRENT LIABILITIES	24,134,911	100	16,260,097	100
s52	FOREIGN CURRENCY LIABILITIES	1,237,489	5	2,488,505	15
s53	MEXICAN PESOS LIABILITIES	22,897,422	95	13,771,592	85
s26	OTHER CURRENT LIABILITIES	6,902,567	100	6,094,990	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	880,068	13	203,513	3
s89	INTEREST LIABILITIES	106,745	2	138,093	2
s68	PROVISIONS	2,350,403	34	2,219,790	36
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	3,565,351	52	3,533,594	58
s27	LONG-TERM LIABILITIES	11,820,869	100	14,132,416	100
s59	FOREIGN CURRENCY LIABILITIES	9,437,118	80	10,548,967	75
s60	MEXICAN PESOS LIABILITIES	2,383,751	20	3,583,449	25
s31	DEFERRED LIABILITIES	44	100	165	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	44	100	165	100
s32	OTHER NON CURRENT LIABILITIES	7,986,892	100	8,239,675	100
s66	DEFERRED TAXES	7,825,505	98	8,033,717	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	161,387	2	205,958	2
s79	CAPITAL STOCK	6,372,211	100	6,382,491	100
s37	CAPITAL STOCK (NOMINAL)	901,428	14	911,391	14
s38	RESTATEMENT OF CAPITAL STOCK	5,470,783	86	5,471,100	86

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 4   YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	71,330,850	100	71,240,007	100
s93	LEGAL RESERVE	381,635	1	391,635	1
s43	RESERVE FOR REPURCHASE OF SHARES	3,366,553	5	1,063,354	1
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	59,844,254	84	60,842,648	85
s45	NET INCOME FOR THE YEAR	7,738,408	11	8,952,370	13
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(41,026,184)	100	(40,861,839)	100
s70	ACCUMULATED MONETARY RESULT	265,272	(1)	265,272	(1)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(34,525,322)	84	(34,707,840)	85
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	6,809	0	7,376	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(28,965)	0	316,144	(1)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(6,826,037)	17	(6,817,335)	17
s99	LABOR OBLIGATION ADJUSTMENT	(7,648)	0	(15,163)	0
s100	OTHER	89,707	0	89,707	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

GRUPO CARSO, S.A. DE C.V.

QUARTER: 4   YEAR: 2006

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	32,707	419,492
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	22,835,118	26,876,128
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	1,011	1,026
s75	EMPLOYEES (*)	54,806	51,652
s76	WORKERS (*)	24,554	24,846
s77	OUTSTANDING SHARES (*)	2,338,690,900	2,364,540,000
s78	REPURCHASED SHARES (*)	406,309,100	380,460,000
s101	RESTRICTED CASH	699,589	567,212
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	39,234	248,221

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	92,314,611	100	81,255,052	100
r02	COST OF SALES	68,321,273	74	60,516,028	74
r03	GROSS PROFIT	23,993,338	26	20,739,024	26
r04	OPERATING EXPENSES	10,953,210	12	11,094,692	14
r05	OPERATING INCOME	13,040,128	14	9,644,332	12
r06	INTEGRAL FINANCING COST	1,865,219	2	2,337,610	3
r07	INCOME AFTER INTEGRAL FINANCING COST	11,174,909	12	7,306,722	9
r08	OTHER EXPENSE AND INCOME (NET)	(158,381)	0	(905,442)	(1)
r44	SPECIAL ITEMS	256,051	0	(3,297,086)	(4)
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	11,077,239	12	11,509,250	14
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,485,665	4	2,497,061	3
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	7,591,574	8	9,012,189	11
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,847,351	2	1,250,777	2
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	9,438,925	10	10,262,966	13
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	(302,303)	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	9,438,925	10	10,565,269	13
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	63,063	0
r18	NET CONSOLIDATED INCOME	9.438.925	10	10.502.206	13
r19	NET INCOME OF MINORITY INTEREST	1,700,517	2	1,549,836	2
r20	NET INCOME OF MAJORITY INTEREST	7,738,408	8	8,952,370	11

MEXICAN STOCK EXCHANGE

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	92,314,611	100	81,255,052	100
r21	DOMESTIC	81,873,659	89	74,251,056	91
r22	FOREIGN	10,440,952	11	7,003,996	9
r23	TRANSLATED INTO DOLLARS (***)	933,696	1	609,673	1
r06	INTEGRAL FINANCING COST	1,865,219	100	2,337,610	100
r24	INTEREST EXPENSE	3,531,067	189	4,101,012	175
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	637	0
r45	OTHER FINANCE COSTS	190	0	302,293	13
r26	INTEREST INCOME	1,828,574	98	1,930,348	83
r46	OTHER FINANCIAL PRODUCTS	10,928	1	109,606	5
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	347,246	19	371,823	16
r28	RESULT FROM MONETARY POSITION	(173,782)	(9)	(398,201)	(17)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,485,665	100	2,497,061	100
r32	INCOME TAX	3,661,762	105	3,122,724	125
r33	DEFERRED INCOME TAX	(615,610)	(18)	(896,388)	(36)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	514,257	15	449,366	18
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(74,744)	(2)	(178,641)	(7)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	92,314,612	81,255,053
r37	TAX RESULT FOR THE YEAR	9,681,011	7,359,721
r38	NET SALES (**)	92,314,611	81,255,052
r39	OPERATING INCOME (**)	13,040,128	9,644,332
r40	NET INCOME OF MAJORITY INTEREST (**)	7,738,408	8,952,370
r41	NET CONSOLIDATED INCOME (**)	9,438,925	10,502,206
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,478,559	2,448,527

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 4   YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	26,112,859	100	22,925,533	100
rt02	COST OF SALES	19,210,374	74	17,161,437	75
rt03	GROSS PROFIT	6,902,485	26	5,764,096	25
rt04	OPERATING EXPENSES	2,948,163	11	2,702,915	12
rt05	OPERATING INCOME	3,954,322	15	3,061,181	13
rt06	INTEGRAL FINANCING COST	921,678	4	834,611	4
rt07	INCOME AFTER INTEGRAL FINANCING COST	3,032,644	12	2,226,570	10
rt08	OTHER EXPENSE AND INCOME (NET)	101,548	0	(51,028)	0
rt44	SPECIAL ITEMS	252,000	1	(2,951,168)	(13)
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,679,096	10	5,228,766	23
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	947,257	4	735,857	3
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	1,731,839	7	4,492,909	20
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	496,888	2	239,415	1
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,228,727	9	4,732,324	21
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	(12,201)	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,228,727	9	4,744,525	21
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,228,727	9	4,744,525	21
rt19	NET INCOME OF MINORITY INTEREST	408,739	2	438,371	2
rt20	NET INCOME OF MAJORITY INTEREST	1,819,988	7	4,306,154	19

MEXICAN STOCK EXCHANGE

QUARTER: 4   YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO CARSO, S.A. DE C.V.   BREAKDOWN OF MAIN CONCEPTS   CONSOLIDATED

(Thousands of Mexican Pesos)   Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	26,112,859	100	22,925,533	100
rt21	DOMESTIC	23,644,084	91	21,496,266	94
rt22	FOREIGN	2,468,775	9	1,429,267	6
rt23	TRANSLATED INTO DOLLARS (***)	226,282	1	131,833	1
rt06	INTEGRAL FINANCING COST	921,678	100	834,611	100
rt24	INTEREST EXPENSE	980,079	106	970,211	116
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	19	0	302,279	36
rt26	INTEREST INCOME	204,659	22	427,880	51
rt46	OTHER FINANCIAL PRODUCTS	(281)	0	23,369	3
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	239,877	26	176,344	21
rt28	RESULT FROM MONETARY POSITION	(93,919)	(10)	(162,974)	(20)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	947,257	100	735,857	100
rt32	INCOME TAX	1,115,899	118	744,859	101
rt33	DEFERRED INCOME TAX	(231,558)	(24)	(32,912)	(4)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	90,785	10	77,680	11
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(27,869)	(3)	(53,770)	(7)

(***) THOUSANDS OF DOLLARS

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	639,744	601,586

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 4   YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	9,438,925	10,502,206
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	121,045	(3,965,309)
c03	RESOURCES FROM NET INCOME FOR THE YEAR	9,559,970	6,536,897
c04	RESOURCES PROVIDED OR USED IN OPERATION	(309,371)	(2,106,434)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	9,250,599	4,430,463
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	5,134,036	(2,377,163)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(6,454,053)	(2,025,348)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(1,320,017)	(4,402,511)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(6,667,059)	5,145,218
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,263,523	5,173,170
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	8,918,798	3,745,628
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,182,321	8,918,798

STOCK EXCHANGE CODE: GCARSO

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

QUARTER: 4   YEAR: 2006

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	121,045	(3,965,309)
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,478,559	2,448,527
c41	+ (-) OTHER ITEMS	(2,357,514)	(6,413,836)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(309,371)	(2,106,434)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,939,975)	(2,772,885)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(358,984)	(1,774,185)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(136,784)	845,869
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(628,556)	1,215,639
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,754,928	379,128
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	5,134,036	(2,377,163)
c23	+ BANK FINANCING	5,095,660	(6,611,232)
c24	+ STOCK MARKET FINANCING	(747,825)	2,855,911
c25	+ DIVIDEND RECEIVED	1,183,926	933,503
c26	+ OTHER FINANCING	(397,725)	444,655
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(6,454,053)	(2,025,348)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(9,963)	(11,138)
c31	(-) DIVIDENDS PAID	(5,777,833)	(1,393,247)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(666,257)	(620,963)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(6,667,059)	5,145,218
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(3,661,181)	1,273,279
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,568,220)	(2,497,604)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(144,319)	(433,553)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	147,510	456,873
c39	+ (-) OTHER ITEMS	(440,849)	6,346,223

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO   QUARTER: 4   YEAR: 2006
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION   Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT	PREVIOUS YEAR AMOUNT
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.30	$ 3.76
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ 4.02	$ 4.31
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ (0.13)
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.03
d08	CARRYNG VALUE PER SHARE	$ 16.58	$ 16.43
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 2.31	$ 0.26
d10	DIVIDEND IN SHARES PER SHARE	0.00 acciones	0.00 acciones
d11	MARKET PRICE TO CARRYING VALUE	2.41 veces	1.64 veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.12 veces	7.16 veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 veces	0.00 veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	10.22	%	12.92	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	19.95	%	23.03	%
p03	NET INCOME TO TOTAL ASSETS (**)	10.42	%	12.09	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	60.33	%	8.75	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	1.84	%	3.79	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.01	veces	0.93	veces
p07	NET SALES TO FIXED ASSETS (**)	2.44	veces	2.11	veces
p08	INVENTORIES TURNOVER (**)	3.87	veces	3.76	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	59.87	dias	61.35	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	18.12	%	25.92	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	48.51	%	44.49	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.94	veces	0.80	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	24.29	%	33.74	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	31.30	%	36.86	%
p15	OPERATING INCOME TO INTEREST PAID	3.69	veces	2.35	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	2.10	veces	2.10	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.94	veces	2.65	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.21	veces	1.66	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.06	veces	1.11	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	42.18	%	54.85	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	10.35	%	8.04	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.33)	%	(2.59)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	2.61	veces	1.08	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(388.93)	%	53.99	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	488.93	%	46.00	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	38.52	%	(48.54)	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

